No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 3, 2006, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 12,353,058,000 yen at aggregate amount for 1,797,300 shares during the period from February 6, 2006 to February 28, 2006 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 2:

On March 8, 2006, Honda Motor Co., Ltd. decided at its Board of Directors meeting to acquire all of the shares of Honda Express Co., Ltd. and Komyo Co., Ltd. by a share exchange and thereby make them wholly owned subsidiaries of the Company.

Exhibit 3:

On March 13, 2006, Honda Motor Co., Ltd. announced plans to acquire one million shares of new stock through a third-party allotment from Marujun Co., Ltd., a key Honda supplier of automobile body frame components, to further strengthen the existing business relationship. (Ref. #C06-020)

Exhibit 4:

English translation of the Notice of Record Date

Exhibit 5:

Third Quarter Report of fiscal third quarter report and nine months period ended December 31, 2005 (which was mailed to ADR shareholders in March 2006).

Exhibit 6:

On March 20, 2006 in Beijing, China, Dongfeng Honda Automobile Co., Ltd., the automobile production and sales joint venture in China of Honda and Dongfeng Motor Group Co., Ltd., announced the debut of the all-new Civic passenger car, at a press conference held in Beijing. Top executives of Dongfeng Honda, including Mr. Zhou Wenjie, Chairman; Mr. Mitsuru Ozaki, President; and Mr. Liu Yuhe, Executive Vice President; attended the conference to explain product features and sales strategies as well as to announce the start of pre-order sales. The company has established a sales target of 50,000 units for 2006. The all-new Civic will go on sale April 22, through Dongfeng Honda’s 90 exclusive dealers in China. (Ref. #C06-026)

Exhibit 7:

On March 24, 2006 Honda Motor Co., Ltd. announced automobile production, domestic sales, and export results for the month of February 2006. Honda achieved a new monthly record for overseas and worldwide Auto production for the month of February. (Ref. #C06-028)

Exhibit 8:

On March 27, 2006 Honda announced that the new Honda Civic for Europe has won the 51st international “red dot: best of the best” award for highest design quality in Germany. This is the second time Honda has won the top award after winning it with the Honda S2000 in 2001. The award ceremony will take place on June 26, 2006.

Exhibit 9:

On March 27, 2006 Honda broke ground on a new $15 million Acura Design Center, the latest expansion of Honda’s product design and development capabilities in North America. The Acura Design Center, scheduled to open in summer 2007, will play a critical role in the development of new concepts and designs that will lead directly to future Acura products developed in North America. The facility will be located adjacent to Honda R&D America’s existing Los Angeles Center, which will continue to research and design future Honda products.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Director

Date: April 14, 2006

March 3, 2006

Notice Regarding the Results of Purchase of Company Shares

Tokyo, March 3, 2006 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From February 6 to February 28, 2006

(3) Aggregate number of shares acquired

1,797,300 shares

(4) Aggregate amount of acquisition

12,353,058,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on January 31, 2006.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

5,800,000 shares

(3) Maximum amount of acquisition

32 billion yen

(4) Period of acquisition

From February 6, 2006 to April 14, 2006

Aggregate number and amount of company shares acquired as of February 28, 2006, since the date of the resolution at the meeting of the Board of Directors (January 31, 2006).

(1) Aggregate number of shares acquired

1,797,300 shares

(2) Aggregate amount of acquisition

12,353,058,000 yen

[Translation]

March 8, 2006

Honda Express Co., Ltd. and Komyo Co., Ltd., to Become Wholly Owned

Subsidiaries of Honda Motor Co., Ltd. through Summary Share Exchange

Tokyo, March 8, 2006 — Honda Motor Co., Ltd. (the “Company”) decided today at its Board of Directors meeting to acquire all of the shares of Honda Express Co., Ltd. (“Honda Express”) and Komyo Co., Ltd. (“Komyo”) by a share exchange and thereby make them wholly owned subsidiaries of the Company.

The official date of the share exchange will be April 28, 2006, after Honda Express and Komyo have obtained resolutions approving the share exchange agreement from their extraordinary general shareholders’ meetings to be held on March 27, 2006.

1.	Purpose of making Honda Express and Komyo wholly owned subsidiaries by share exchange

The Company invests in Honda Express and Komyo in order to realize efficient logistical operations. It has decided to make Honda Express and Komyo its wholly owned subsidiaries so that the Company can strengthen its management base and operate its business with greater flexibility and efficiency, thereby better engaging in its further evolution and development toward becoming an advanced company that offers even more value added logistical operations that support the logistical businesses of the group and exceed customers’ expectations.

Honda Express and Komyo today entered into a basic agreement providing to the effect that they will effect a merger on October 1, 2006.

2.	Terms of the share exchange

(1) Schedule for the share exchange

March 8, 2006	Company’s Board of Directors approves the share exchange agreement
March 8, 2006	Company executes the share exchange agreement
March 27, 2006 (planned)	Honda Express shareholders’ meeting for obtaining approval for share exchange agreement
March 27, 2006 (planned)	Komyo shareholders’ meeting for obtaining approval for share exchange agreement
April 28, 2006 (planned)	Date of share exchange

Note:	The share exchange will be carried out under Article 358, Paragraph 1, of the Commercial Code. Therefore the Company will not be required to obtain a resolution approving the share exchange agreement from its general shareholders’ meeting.

[Translation]

(2) Share exchange ratio

	Honda Motor Co., Ltd. (absolute parent company)	Honda Express Co., Ltd. (wholly owned subsidiary)	Komyo Co., Ltd. (wholly owned subsidiary)
Share exchange ratio	1	0.259	0.968

Notes:	1.	Share allocation ratio

	(1)	0.259 Company shares will be allocated for each Honda Express share. No Company shares will be allocated to 9,000,000 shares of Honda Express which are held by the Company.

	(2)	0.968 Company shares will be allocated for each Komyo share. No Company shares will be allocated to 400,000 shares of Komyo which are held by the Company.

	2.	Basis for calculation of share exchange ratio

The Company, Honda Express and Komyo asked Shin Nihon Ernst & Young to calculate a share exchange ratio. The share exchange ratio shown in the table above was decided by discussion between the Company, Honda Express and Komyo based on that calculation.

	3.	Results, method and basis of the calculation by the third party

Shin Nihon Ernst & Young calculated the value of the Company’s shares using the market price method and the value of Honda Express’s and Komyo’s shares using the adjusted book value method.

	4.	Number of new shares the Company will issue through the share exchange

	(1)	No new shares will be issued for share exchange with Honda Express. Instead of issuing new shares, the Company will deliver its own shares that it possesses (2,331,000 shares of common stock).

	(2)	No new shares will be issued for share exchange with Komyo. Instead of issuing new shares, the Company will deliver its own shares that it possesses (387,200 shares of common stock).

	(3)	Cash payment with share exchange

There will not be any cash payment with the share exchange.

[Translation]

3. Information relating to the Company, Honda Express and Komyo (as of September 30, 2005)

1. Corporate name	Honda Motor Co., Ltd.	Honda Express Co., Ltd.	Komyo Co., Ltd.

2. Business	Manufacturing and sales of transportation machine and tools	Transportation of motor trucks, packing and storage	Warehousing business, transportation of motor trucks, packing, manufacturing and sales of packing material

3. Establishment	September 24, 1948	June 1, 1961	October 10, 1960

4. Address of head office	1-1, Minamiaoyama 2-chome, Minato-ku, Tokyo	7754-1, Kokufu-cho, Suzuka, Mie	1-12-5, Shin Sayama, Sayama, Saitama

5. Representative	Takeo Fukui, President	Ryozo Watai, President	Masanori Kobayashi, President

6. Capital stock (millions of yen)	86,067	900	400

7. Total number of issued shares	928,414,215	18,000,000	800,000

8. Shareholders’ equity (millions of yen)	1,682,882	19,250	4,294

9. Total assets (millions of yen)	2,357,085	39,625	11,957

10. Settlement of accounts	March 31	March 31	March 31

11. Number of employees	26,977	1,206	348

12. Principal parties of the company’s transactions	Domestic and overseas manufacturers and sales companies related to transportation machine and tools.	Honda Motor Co., Ltd.	Honda Motor Co., Ltd. Honda Access Co., Ltd. Isuzu Linex Co., Ltd. and others

[Translation]

13. Principal shareholders and ratio of voting rights

1.      Japan Trustee Services Bank, Ltd. (7.3%)

2.      The Master Trust Bank of Japan, Ltd. (5.5%)

3.      Moxley & Co. (4.8%)

4.      Tokio Marine & Nichido Fire Insurance Co., Ltd. (3.8%)

5.      The Bank of Tokyo-Mitsubishi, Ltd. (3.3%)

		1. Honda Motor Co., Ltd. (50.0%) 2. Honda gojokai (50.0%)	1. Honda Motor Co., Ltd. (50.0%) 2. Honda gojokai (50.0%)

14. Principal banks	The Bank of Tokyo-Mitsubishi, Ltd. Mitsubishi UFJ Trust and Banking Corporation Saitama Resona Bank, Limited Mizuho Corporate Bank, Ltd. UFJ Bank Limited	The Bank of Tokyo-Mitsubishi, Ltd. Saitama Resona Bank, Limited Development Bank of Japan	The Bank of Tokyo-Mitsubishi, Ltd. Saitama Resona Bank, Limited THE SHOKO CHUKIN BANK

15. Relationship with the Company

Capital: The Company holds 50.0% of issued shares of Honda Express.

Persons: Five ex-employees of the Company are now directors (a president, two managing directors, and a director) and an operating officer of Honda Express. One employee of the Company is also a corporate auditor of Honda Express.

Business trading: The Company entrusts transportation of products and parts, and packing and storage, to Honda Express

Capital: The Company holds 50.0% of Komyo issued shares.

Persons: Two ex employees of the Company are now directors (a president and a director) of Komyo. One employee of the Company is also a corporate auditor of Komyo.

Business trading: The Company entrusts transportation of products and parts, and packing and storage, to Komyo.

16. Past 3 years’ financial results	See below

Notes

1.	The Company cancelled 11,000,000 shares of its own shares as of February 7, 2006, so the current total number of issued shares is 917,414,215 shares.
2.	The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited were merged as of January 1, 2006, and newly formed The Bank of Tokyo-Mitsubishi UFJ, Ltd.
3.	Honda gojokai (mutual aid society) is a society composed of employees of the Company and its subsidiaries and affiliates with the aim of employees’ mutual aid.

[Translation]

16.	Past three years’ financial results

	Honda Motor Co., Ltd.			Honda Express Co., Ltd.			Komyo Co., Ltd.
Fiscal year (Year ended March 31,)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Net sales (millions of yen)	3,322,719	3,319,793	3,489,106	51,211	46,376	48,103	18,155	17,541	18,155
Operating income (millions of yen)	144,838	184,773	147,554	2,163	(242)	1,465	679	129	569
Ordinary income (millions of yen)	242,680	311,244	211,249	2,189	240	1,761	622	71	522
Net income (millions of yen)	170,035	226,494	144,489	1,110	(83)	1,024	352	(38)	300
Net income per share (yen)	174.63	237.51	154.74	61.68	(4.65)	56.92	439.49	(48.02)	375.49
Dividend per share (yen)	32	42	65	7.5	7.5	7.5	75	75	75
Shareholders’ equity per share (yen)	1,477.49	1,637.87	1,677.57	933.15	948.29	1,016.02	4,912.12	4,797.61	5,115.71

3.	The situation after the share exchange

(1)	Corporate name, business, address, and representative

There will be no change in either party’s corporate name, business, address, or representative from the information set out in “3. Information relating to the Company, Honda Express and Komyo” above.

(2)	Capital

There will be no increase in the Company’s capital as a result of the share exchange.

(3)	Impact on financial results

The Company expects that there should be a minor impact on the Company’s consolidated financial results as a result of the share exchange.

Ref.# C06- 020

Honda and Marujun Strengthen Business Relationship

Tokyo, March 13, 2006 – Honda Motor Co., Ltd. today announced plans to acquire one million shares of new stock through a third-party allotment from Marujun Co., Ltd. (headquarters: Ogaki, Gifu; President: Yoshiaki Imagawa), a key Honda supplier of automobile body frame components, to further strengthen the existing business relationship.

Honda and Marujun have been enjoying a good working relationship in the area of body frame components and stamping dies ever since Marujun began supplying stamping dies for automobile body panels 43 years ago, in 1963.

By strengthening the business relationship with Marujun, Honda aims to further strengthen its competitiveness in growing automobile markets in China and other Asian countries. Specifically, Honda and Marujun will work together based on a long-term strategy to further strengthen parts development and production capabilities by establishing a system which enables them to achieve highly effective parts development and overseas production. Honda and Marujun will also strengthen areas of quality, cost management, and logistics.

About Marujun Co., Ltd. – as of the end of March 2005

Established:		January, 1960
Capital:		JPY 532.55 million
Investment ratio:		16.1% Yorio Imagawa; 11.3% Yoshiaki Imagawa
11.3% Honda Motor Co., Ltd.; 61.3% Others
Location:		Ogaki, Gifu
Representative:		Yoshiaki Imagawa, President
Business activities:		Manufacturing and sales of automobile body frame components and stamping dies
Main operations:	<Japan>	Headquarters: Gifu (Ogaki)
Plants: Gifu (Ogaki and others), Mie (Suzuka)
R&D: Tochigi (Haga)
<Overseas> Thailand, China (Guangzhou, Wuhan), etc.
Employment:		493 associates
Consolidated Net Sales:		JPY 29,155 million (Fiscal Year ended March 2005)
Ordinary Profit:		JPY 834 million (Fiscal Year ended March 2005)
Other:		Publicly listed on the Nagoya Stock Exchange, 2nd Section since February 1999.

(ENGLISH TRANSLATION)

NOTICE OF RECORD DATE

It is hereby notified that pursuant to the provisions of Article 11 of the Articles of Incorporation of the Company, the shareholders appearing on the Shareholders’ register as of March 31, 2006 (the Record Date) shall be the shareholders entitled to exercise the rights of shareholders at the 82nd Ordinary General Meeting of Shareholders scheduled to be held in late June 2006.

March 14, 2006

HONDA MOTOR CO., LTD.
No. 1-1, 2-chome,
Minami-Aoyama,
Minato-ku, Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-Chome, Minato-ku,
Tokyo

Forwarding offices:

All branch offices of the Chuo Mitsui Trust and Banking Co., Ltd. and the principle and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2004 and 2005

	Yen (millions)				U.S. dollar (millions)
	Three months ended		Nine months ended		Three months ended	Nine months ended
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2005
Net sales and other operating revenue	¥2,133,820	¥2,472,006	¥6,300,551	¥7,074,255	$20,937	$59,916
Operating income	157,636	194,986	490,561	528,073	1,651	4,473
Income before income taxes	187,996	166,097	527,663	479,797	1,407	4,064
Net income	150,760	133,146	392,144	377,520	1,128	3,197

	Yen				U.S. dollars
Basic net income per
Common share	¥161.78	¥144.81	¥418.99	¥409.43	$1.23	$3.47
American depositary share	80.89	72.40	209.49	204.71	0.61	1.73

Unit Sales Breakdown

	Unit (thousands)
	Three months ended				Nine months ended
	Dec. 31, 2004		Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2005
MOTORCYCLES
Japan	78	(78)	76	(76)	285	(285)	275	(275)
North America	135	(70)	160	(83)	413	(212)	404	(211)
Europe	71	(68)	61	(58)	247	(237)	255	(246)
Asia	1,965	(1,965)	2,225	(2,225)	6,127	(6,127)	6,157	(6,157)
Other Regions	234	(231)	266	(263)	694	(685)	767	(756)

Total	2,483	(2,412)	2,788	(2,705)	7,766	(7,546)	7,858	(7,645)

AUTOMOBILES
Japan	173		156		517		506
North America	403		434		1,160		1,248
Europe	59		59		188		204
Asia	136		117		392		384
Other Regions	46		50		126		148

Total	817		816		2,383		2,490

POWER PRODUCTS
Japan	95		110		315		349
North America	443		445		1,675		1,699
Europe	273		357		766		881
Asia	137		122		510		563
Other Regions	96		100		250		265

Total	1,044		1,134		3,516		3,757

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

Net Sales Breakdown

	Yen (millions)
	Three months ended				Nine months ended
	Dec. 31, 2004		Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2005
MOTORCYCLE BUSINESS
Japan	¥21,769	(9.0)%	¥21,536	(7.6)%	¥74,255	(9.6)%	¥75,120	(9.0)%
North America	61,029	(25.2)%	85,073	(30.0)%	208,881	(27.1)%	214,285	(25.7)%
Europe	37,039	(15.3)%	32,813	(11.6)%	141,958	(18.4)%	141,290	(16.9)%
Asia	72,685	(30.1)%	78,632	(27.7)%	207,852	(26.9)%	228,907	(27.4)%
Other Regions	49,344	(20.4)%	65,408	(23.1)%	139,082	(18.0)%	174,802	(21.0)%

Total	241,866	(100.0)%	283,462	(100.0)%	772,028	(100.0)%	834,404	(100.0)%

AUTOMOBILE BUSINESS
Japan	358,293	(20.5)%	332,268	(16.5)%	1,078,920	(21.2)%	1,060,410	(18.5)%
North America	1,017,692	(58.3)%	1,257,770	(62.4)%	2,877,415	(56.5)%	3,385,490	(58.9)%
Europe	133,478	(7.7)%	153,809	(7.6)%	425,866	(8.4)%	497,018	(8.7)%
Asia	154,094	(8.8)%	172,567	(8.6)%	486,787	(9.6)%	532,841	(9.3)%
Other Regions	81,057	(4.7)%	99,477	(4.9)%	224,632	(4.3)%	278,762	(4.6)%

Total	1,744,614	(100.0)%	2,015,891	(100.0)%	5,093,620	(100.0)%	5,754,521	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	5,295	(7.8)%	5,582	(7.0)%	15,306	(8.0)%	16,111	(7.2)%
North America	58,984	(87.3)%	70,185	(87.5)%	166,159	(87.0)%	195,500	(87.3)%
Europe	2,167	(3.2)%	2,306	(2.9)%	6,512	(3.4)%	6,847	(3.0)%
Asia	363	(0.5)%	487	(0.6)%	1,043	(0.5)%	1,392	(0.6)%
Other Regions	808	(1.2)%	1,693	(2.0)%	2,031	(1.1)%	4,162	(1.8)%

Total	67,617	(100.0)%	80,253	(100.0)%	191,051	(100.0)%	224,012	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	33,411	(41.9)%	38,530	(41.7)%	90,413	(37.1)%	96,656	(37.0)%
North America	19,642	(24.6)%	24,666	(26.7)%	77,271	(31.7)%	85,308	(32.6)%
Europe	13,735	(17.2)%	15,803	(17.1)%	44,428	(18.2)%	46,148	(17.7)%
Asia	8,275	(10.4)%	7,991	(8.6)%	19,141	(7.8)%	19,811	(7.6)%
Other Regions	4,660	(5.9)%	5,410	(5.9)%	12,599	(5.2)%	13,395	(5.1)%

Total	79,723	(100.0)%	92,400	(100.0)%	243,852	(100.0)%	261,318	(100.0)%

TOTAL
Japan	418,768	(19.6)%	397,916	(16.1)%	1,258,894	(20.0)%	1,248,297	(17.6)%
North America	1,157,347	(54.2)%	1,437,694	(58.2)%	3,329,726	(52.8)%	3,880,583	(54.9)%
Europe	186,419	(8.7)%	204,731	(8.3)%	618,764	(9.8)%	691,303	(9.8)%
Asia	235,417	(11.0)%	259,677	(10.5)%	714,823	(11.3)%	782,951	(11.1)%
Other Regions	135,869	(6.5)%	171,988	(6.9)%	378,344	(6.1)%	471,121	(6.6)%

Total	¥2,133,820	(100.0)%	¥2,472,006	(100.0)%	¥6,300,551	(100.0)%	¥7,074,255	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

To Our Shareholders

■ Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2005 totaled ¥133.1 billion ($1,128 million), a decrease of 11.7% from the same period in 2004. Basic net income per common share for the quarter amounted to ¥144.81 ($1.23), compared to ¥161.78 for the same period in 2004. Two of Honda’s American Depository Shares represent one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the fiscal third quarter amounted to ¥2,472.0 billion ($20,937 million), an increase of 15.8% over the same period in 2004. Revenue was positively affected by the currency translation effects of foreign currency denominated revenue from Honda’s overseas subsidiaries translated into Japanese yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2004, revenue for the quarter would have increased approximately 7.3%.

Consolidated operating income for the fiscal third quarter totaled ¥194.9 billion ($1,651 million), an increase of 23.7% compared to the same period in 2004. This increase was primarily due to the positive impact of currency translation effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, which offset the negative impact of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Consolidated income before income taxes for the fiscal third quarter totaled ¥166.0 billion ($1,407 million), a decrease of 11.6% from the same period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, amounted to ¥29.6 billion ($251 million) for the quarter, an increase of 1.0% from the same period in 2004.

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales totaled 2,788 thousand units, an increase of 12.3% from the corresponding period in 2004. Of them, motorcycle unit sales in Japan decreased 2.6%, to 76 thousand units. Overseas unit sales totaled 2,712 thousand units, an increase of 12.8% from the same period in 2004, due mainly to an increase in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*, such as Indonesia and India. Revenue from sales to unaffiliated customers increased 17.2%, to ¥283.4 billion ($2,401 million). Operating income increased 161.3%, to ¥13.4 billion ($114 million), due mainly to positive currency translation effects caused by the depreciation of the Japanese yen and increased profits attributable to higher revenue.

*	Net sales of Honda-brand motorcycle products that are 100% locally procured, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

For the fiscal third quarter, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 600 thousands units.

Honda’s unit sales of automobiles totaled 816 thousand units, approximately the same level as the corresponding period in 2004. In Japan, unit sales of automobiles decreased 9.8%, to 156 thousand units. Overseas unit sales increased 2.5%, to 660 thousand units, due mainly to continued strong sales in North America as a result of favorable sales in both the light truck and passenger car segments.

Revenue from sales to unaffiliated customers increased 15.5%, to ¥2,015.8 billion ($17,074 million), due to positive currency translation effects and increased unit of sales in North America. Operating income increased 19.9%, to ¥151.0 billion ($1,280 million), due mainly to the positive impact of currency translation effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue.

Revenue from sales to unaffiliated customers in financial services increased 18.7%, to ¥80.2 billion ($680 million), due to the growth of the automobile business in North America. Operating income decreased 8.2%, to ¥22.0 billion ($186 million), due mainly to the negative impact of increased funding costs.

Unit sales of power products in Japan totaled 110 thousand units, an increase of 15.8%, and overseas unit sales was 1,024 thousand units, an increase of 7.9%. Total unit sales of power products was 1,134 thousand units, up 8.6% from the same period in 2004. Increased unit sales of general-purpose engines and push lawnmowers in Europe, and general-purpose engines and snowblowers in Japan, were the major contributing factors to this increase. Revenue from sales to unaffiliated customers increased 15.9%, to ¥92.4 billion ($783 million), due mainly to positive currency translation effects and an increase in unit sales of power products. Operating income was ¥8.4 billion ($71 million), an increase of 238.0% from the same period in 2004.

■ Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2005 totaled ¥377.5 billion ($3,197 million), a decrease of 3.7% from the same period in 2004. Income taxes in the fiscal nine months in 2004 included ¥11.7 billion payments for a transfer pricing assessment, relating to the motorcycle business in Brazil. Basic net income per common share for the fiscal nine months amounted to ¥409.43 ($3.47), compared to ¥418.99 for the same period in 2004.

Revenue for the fiscal nine months amounted to ¥7,074.2 billion ($59,916 million), an increase of 12.3% over the same period in 2004. Revenue was positively affected by the currency translation effects of foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the same period in 2004, revenue for the fiscal nine months would have increased approximately 8.8%.

Consolidated operating income for the fiscal nine months totaled ¥528.0 billion ($4,473 million), an increase of 7.6% over the same period in 2004. This was primarily due to positive currency effects caused by the depreciation of the yen, increased profit attributable to higher revenue and continuing cost reduction effects.

Consolidated income before income taxes for the fiscal nine months totaled ¥479.7 billion ($4,064 million), a decrease of 9.1% from the same period in 2004.

March 2006

Takeo Fukui

President and Chief Executive Officer

News Briefs

North America

■ 2006 Honda Ridgeline Wins Motor Trend “Truck of the Year” Award

The 2006 Honda Ridgeline earned Motor Trend magazine’s prestigious 2006 “Truck of the Year” award, American Honda Motor Co., Inc., announced. The Ridgeline joins the all-new 2006 Honda Civic as this year’s recipient of Motor Trend’s “Car of the Year” award, marking the first time ever that a manufacturer has won both honors in the same year.

■ Honda Sweeps “North American Car of the Year” and “Truck of the Year” Awards

The 2006 Honda Civic and Honda Ridgeline have earned the prestigious 2006 “North American Car of the Year” and “North American Truck of the Year” awards, respectively, American Honda Motor Co., Inc., announced. This marks the first time ever that a single brand has won both awards in the same year, and it marks Honda’s first win in either category.

Presented each year at the opening of the North American International Auto Show in Detroit, the awards recognize the most outstanding car and truck of the year based on factors including innovation, design, safety, handling, driver satisfaction and value for the dollar. “We set out to have the Civic and Ridgeline become benchmarks in their respective segments, and having them chosen as North American Car and Truck of the Year certainly validates that effort,” said John Mendel, senior vice president of American Honda Motor Co., Inc.

Honda Civic	Honda Ridgeline

■ 2007 Honda Fit Looks Small on the Outside, Delivers Big on the Inside

The all-new 2007 Honda Fit, a subcompact 5-door hatchback set to go on-sale in the U.S. in April, will make its U.S. debut at the North American International Auto Show in Detroit, American Honda Motor Co., Inc., announced. Already one of Honda’s hottest selling models in Asia and Europe, the Fit is designed to enter the U.S. market as leader in the subcompact segment with top-of-class feature content, refinement, interior functionality, sporty driving demeanor and high levels of standard safety equipment.

2007 Honda Fit (left) and 2007 Honda Fit Sport (right)

Japan

■ Honda Announces New Automobile Sales Channel Strategy

Honda Motor Co., Ltd., announced plans to integrate the company’s three existing domestic automobile sales channels—Primo, Clio and Verno—into one Honda sales channel in March 2006. This integration will enable Honda customers to purchase and service any Honda brand automobile at a single Honda dealer and to maintain a continuous relationship with the same dealer for future sales and service needs as a means to achieve a high level of satisfaction.

The goals of the new sales channel strategy are to maintain Honda’s ability to respond to changes in society and the automobile market and to continue to provide the diverse values desired by customers and meet increasingly sophisticated customer needs. In turn, this will enable Honda to maximize the joy and satisfaction of existing customers earned through the three-channel structure. With this new strategy, Honda will pursue the goal of consistently achieving annual sales of more than 800,000 units.

Other

■ Honda to Build New Powertrain Plant in China

Honda Motor Co., Ltd., announced plans to establish Honda Auto Parts Manufacturing Co., Ltd., an automobile powertrain components production company in China. Honda Motor (China) Investment Co., Ltd., a wholly owned Honda subsidiary, is the sole investor in the new company, which is capitalized at US$90 million. The company will build a new plant in Nanhai District of Foshan City, Guangdong Province, and manufacture automobile transmissions as well as other powertrain components including drive shafts and engine parts, which will be supplied to Honda’s automobile production joint ventures in China. The new company plans to begin production in spring 2007, with initial production capacity of 240,000 units per year. Local production of these components enables Honda to secure an adequate supply to support expansion of Honda’s automobile production in China, and also to further increase local content of powertrain components, which will help facilitate cost reduction and strengthen Honda’s competitiveness in the market.

In China, two Honda joint venture companies, Guangzhou Honda Automobile Co., Ltd., and Dongfeng Honda Automobile Co., Ltd., are manufacturing automobile products for the domestic market, while Honda Automobile (China) Co., Ltd., manufactures automobiles for export. In order to continue to meet growing demand in China, both Guangzhou Honda and Dongfeng Honda are currently undertaking further expansion of production capacity. Overall annual production capacity of Honda’s three joint venture automobile plants will reach 530,000 units by the latter half of 2006—360,000 units at Guangzhou Honda; 120,000 units at Dongfeng Honda; and 50,000 units at Honda Automobile (China).

The new plant will be Honda’s fourth major automatic transmission plant in the world after Ohio in the U.S., Indonesia, and Georgia in the U.S. (currently under construction). By adding this new plant, Honda will strengthen its transmission supply capability to support worldwide automobile production.

Consolidated Balance Sheets

Honda Motor Co., Ltd., and Subsidiaries

December 31, 2004 and March 31 and December 31, 2005

	Yen (millions)
	Dec. 31, 2004 (Unaudited)	Mar. 31, 2005 (Audited)	Dec. 31, 2005 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥657,159	¥773,538	¥634,836
Trade accounts and notes receivable	625,649	791,195	765,413
Finance subsidiaries—receivables, net	1,033,600	1,021,116	1,295,772
Inventories	850,848	862,370	1,019,907
Deferred income taxes	195,526	214,059	214,020
Other current assets	322,018	346,464	432,682

Total current assets	3,684,800	4,008,742	4,362,630

Finance subsidiaries—receivables, net	2,461,705	2,623,909	2,934,244
Investments and advances:
Investments in and advances to affiliates	349,985	349,664	400,886
Other	284,446	264,926	285,288

Total investments and advances	634,431	614,590	686,174

Property, plant and equipment, at cost:
Land	359,407	365,217	378,467
Buildings	999,994	1,030,998	1,094,466
Machinery and equipment	2,171,149	2,260,826	2,454,230
Construction in progress	98,079	96,047	171,912

	3,628,629	3,753,088	4,099,075
Less accumulated depreciation	2,117,488	2,168,836	2,347,541

Net property, plant and equipment	1,511,141	1,584,252	1,751,534

Other assets	463,906	485,477	515,798

Total assets	¥8,755,983	¥9,316,970	¥10,250,380

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥700,243	¥769,314	¥703,232
Current portion of long-term debt	552,722	535,105	673,633
Trade payables:
Notes	21,437	26,727	27,847
Accounts	810,970	987,045	942,291
Accrued expenses	775,928	913,721	950,502
Income taxes payable	32,806	65,029	103,495
Other current liabilities	436,027	451,623	465,470

Total current liabilities	3,330,133	3,748,564	3,866,470

Long-term debt	1,537,558	1,559,500	1,827,743
Other liabilities	731,104	719,612	737,458

Total liabilities	5,598,795	6,027,676	6,431,671

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,531	172,531
Legal reserves	34,688	34,688	35,811
Retained earnings	3,772,941	3,809,383	4,114,719
Accumulated other comprehensive income (loss):
Adjustments from foreign currency translation	(665,026)	(624,937)	(377,973)
Net unrealized gains on marketable equity securities	34,294	33,744	56,438
Minimum pension liabilities adjustments	(225,269)	(202,741)	(202,779)

Total accumulated other comprehensive income (loss)	(856,001)	(793,934)	(524,314)
Treasury stock	(53,036)	(19,441)	(66,105)

Total stockholders’ equity	3,157,188	3,289,294	3,818,709

Total liabilities and stockholders’ equity	¥8,755,983	¥9,316,970	¥10,250,380

Consolidated Statements of Income and Retained Earnings

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2004 and 2005

	Yen (millions)
	Three months ended		Nine months ended
	Dec. 31, 2004 (Unaudited)	Dec. 31, 2005 (Unaudited)	Dec. 31, 2004 (Unaudited)	Dec. 31, 2005 (Unaudited)
Net sales and other operating revenue	¥2,133,820	¥2,472,006	¥6,300,551	¥7,074,255
Operating costs and expenses:
Cost of sales	1,483,180	1,731,527	4,369,403	4,967,376
Selling, general and administrative	376,999	420,736	1,100,385	1,207,009
Research and development	116,005	124,757	340,202	371,797

Operating income	157,636	194,986	490,561	528,073
Other income:
Interest	2,850	7,236	7,741	17,162
Other	30,386	700	61,566	1,739
Other expenses:
Interest	2,103	1,719	8,003	8,456
Other	773	35,106	24,202	58,721

Income before income taxes	187,996	166,097	527,663	479,797
Income taxes:
Current	36,497	67,987	100,059	217,518
Deferred	30,117	(5,370)	111,971	(38,368)

Income before equity in income of affiliates	121,382	103,480	315,633	300,647
Equity in income of affiliates	29,378	29,666	76,511	76,873

Net income	150,760	133,146	392,144	377,520
Retained earnings:
Balance at beginning of period	3,648,428	4,018,709	3,589,434	3,809,383
Retirement of treasury stocks	—	—	(158,570)	—
Cash dividends paid	(26,156)	(36,841)	(47,797)	(71,061)
Transfer to legal reserves	(91)	(295)	(2,270)	(1,123)

Balance at end of period	¥3,772,941	¥4,114,719	¥3,772,941	¥4,114,719

	Yen
Basic net income per
Common share	¥161.78	¥144.81	¥418.99	¥409.43
American depositary share	80.89	72.40	209.49	204.71

Segment Information

Business Segment Information

For the nine months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥834,404	¥5,754,521	¥224,012	¥261,318	¥7,074,255	¥—	¥7,074,255
Intersegment sales	0	0	2,858	9,707	12,565	(12,565)	—

Total	834,404	5,754,521	226,870	271,025	7,086,820	(12,565)	7,074,255
Cost of sales, SG&A and R&D expenses	781,025	5,369,213	160,258	248,251	6,558,747	(12,565)	6,546,182

Operating income	¥53,379	¥385,308	¥66,612	¥22,774	¥528,073	¥0	¥528,073

Assets	952,215	4,525,217	4,919,457	272,480	10,669,369	(418,989)	10,250,380
Depreciation and amortization	20,898	149,028	557	6,325	176,808	—	176,808
Capital expenditures	36,828	257,421	1,124	7,244	302,617	—	302,617

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.
2.	Principal products of each segment:

Business	Principal Products
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile Business	Automobiles and relevant parts
Financial Services Business	Financial and insurance services
Power Product & Other Businesses	Power products and relevant parts, and others

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 439,350 million for the fiscal third quarter ended December 31, 2004 and JPY 353,915 million for the fiscal third quarter ended December 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

Geographical Segment Information

For the nine months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,487,988	¥3,889,203	¥685,691	¥615,641	¥395,732	¥7,074,255	¥—	¥7,074,255
Transfers between geographical segments	1,770,224	101,766	150,236	95,907	14,633	2,132,766	(2,132,766)	—

Total	3,258,212	3,990,969	835,927	711,548	410,365	9,207,021	(2,132,766)	7,074,255
Cost of sales, SG&A and
R&D expenses	3,072,071	3,742,923	819,482	659,330	364,893	8,658,699	(2,112,517)	6,546,182

Operating income	¥186,141	¥248,046	¥16,445	¥52,218	¥45,472	¥548,322	¥(20,249)	¥528,073

Assets	2,660,200	5,930,779	712,614	653,735	290,654	10,247,982	2,398	10,250,380

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographical segment:	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia
3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 439,350 million for the fiscal third quarter ended December 31, 2004 and JPY 353,915 million for the fiscal third quarter ended December 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

Overseas Sales

For the nine months ended December 31, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥3,880,583	¥691,303	¥782,951	¥471,121	¥5,825,958
Consolidated sales					¥7,074,255
Overseas sales ratio to consolidated sales	54.9%	9.8%	11.1%	6.6%	82.4%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographical segment:	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 329

2.	Affiliated companies

Number of affiliated companies: 116

3.	Changes of consolidated subsidiaries and affiliated companies Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 13

Reduced through reorganization: 3

Affiliated companies:

Newly formed affiliated companies: 4

Reduced through reorganization: 6

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal third quarter ended December 31, 2005 were ¥117.35=U.S.$1 and ¥139.44=€1. The average exchange rates for the same period last year were ¥105.96=U.S.$1 and ¥137.16=€1. The average exchange rates for the fiscal nine months ended December 31, 2005 were ¥112.11=U.S.$1 and ¥136.91=€1, as compared with ¥108.56=U.S.$1 and ¥134.60=€1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥118.07=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 30, 2005.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”), of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Ministry of Health, Labour and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the Fund. The difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. Currently, the timing of such transfer is scheduled during the fourth quarter of this fiscal year ending Mar, 31 2006, therefore its gain or loss from this transfer was not reflected in the financial results for the fiscal third quarter ended Dec, 31, 2005.

Notes to Consolidated Balance Sheets

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance-subsidiaries receivable are as follows:

	Yen (millions)
	Mar. 31, 2005	Dec. 31, 2005	Dec. 31, 2004
The allowance for doubtful trade accounts and notes receivables	¥9,710	¥10,163	¥9,818
The allowance for credit losses for financial-subsidiaries receivables	30,926	33,987	30,649

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows:

	Yen (millions)
	Mar. 31, 2005	Dec. 31, 2005	Dec. 31, 2004
Property, plant and equipment	¥12,881	¥10,408	¥10,103
A finance subsidiary pledged as collateral finance subsidiaries-receivables	22,597	13,002	28,927

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen (millions)
	Mar. 31, 2005	Dec. 31, 2005	Dec. 31, 2004
Bank loan of employees for their housing costs	¥69,574	¥48,877	¥55,530

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of December 31, 2005, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassification

From the fiscal fourth quarter ended March 31, 2005, Honda reclassified and restated cash flow relating to finance subsidiaries-receivables which relate to sales of inventory in the cash flows from investing activities to cash flow from operating activities in the unaudited consolidated statements of cash flows. In addition, in the consolidated balance sheets, same finance subsidiaries-receivables were reclassified to trade receivables, including non-current portion of other assets. Due to this reclassification, the figures for the fiscal nine months ended December 31, 2004 and as of December 31, 2004 have been also reclassified and restated to conform to the presentation of the fiscal nine months ended December 31, 2005 and as of December 31, 2005. For further information, please see the consolidated statements of cash flows for the fiscal nine months ended December 31, 2005.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Stock Exchange Listings Overseas

New York, London, Swiss and Paris stock exchanges

Total Shares of Common Stock Issued

928,414,215 (as of December 31, 2005)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: 81-3-3423-1111 (Switchboard)

URL: http://world.honda.com/

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

Phone: 44-01753-590-590

Ref. #C06-026

Dongfeng Honda Announces All-New Civic

Beijing, China, March 20, 2006 – Dongfeng Honda Automobile Co., Ltd., the automobile production and sales joint venture in China of Honda and Dongfeng Motor Group Co., Ltd., today announced the debut of the all-new Civic passenger car, at a press conference held in Beijing. Top executives of Dongfeng Honda, including Mr. Zhou Wenjie, Chairman; Mr. Mitsuru Ozaki, President; and Mr. Liu Yuhe, Executive Vice President; attended the conference to explain product features and sales strategies as well as to announce the start of pre-order sales. The company has established a sales target of 50,000 units for 2006. The all-new Civic will go on sale April 22, through Dongfeng Honda’s 90 exclusive dealers in China.

Since it was first introduced in 1972, the Civic has been sold in more than 160 countries around the world and achieved cumulative global sales of 16 million units, making it Honda’s best selling single model. This 8th-generation Civic, developed with the concept of “a vehicle with a look, feel and drive that excites people,” features improvements in all basic performance measures of an automobile, including driving performance, fuel economy, environmental friendliness, and packaging. Further, the all-new Civic represents a sensual level of high quality equivalent to the product segment that is one class above previous Civic models.

The all-new Civic features a newly developed 1.8-liter i - VTEC engine that combines off-the-line acceleration on par with a 2.0-liter engine together with fuel economy equivalent to that of a 1.5-liter engine while cruising. Overall, Civic achieves top level fuel economy within its class. Exterior styling features a one-motion form to create an advanced look, while the interior is designed to pursue fun driving, easy operation, and spaciousness. The advanced multiplex meter strategically positions meter displays to minimize the driver’s eye movement while driving.

As for safety performance, the all-new Civic has achieved the highest 5-star level based on the Euro NCAP(New Car Assessment Program) safety performance standard in Europe, based on internal testing. In the area of environmental performance, the all-new Civic has met Euro 4, the emission regulation in Europe. Thus, the all-new Civic features industry leading performance in safety, the environment, and fuel efficiency, areas in which Honda puts the highest priority.

Prior to the introduction of the all-new Civic, Dongfeng Honda completed expansion of its automobile plant in Wuhan to quadruple annual production capacity to 120,000 units. The all-new Civic to be manufactured by Dongfeng Honda will be modified to meet the needs of Chinese customers, as well as the driving environment and regulations in China.

About Dongfeng Honda Automobile Co., Ltd.

Established:	July 16, 2003
Capital Investment:	US$ 200 million
Capitalization Ratio:	40% Honda Motor Co., Ltd.
10% Honda Motor (China) Investment Co., Ltd.
50% Dongfeng Motor Group Co., Ltd.
Location:	Wuhan, Hubei Province, Economic and Technological Development Area
Representative:	ZHOU Wenjie, Chairman Mitsuru OZAKI, President
Employment:	Approximately 2,000 associates
Business:	Production and sales of passenger cars
Start of Production:	April 2004
Products:	CR-V, Civic
Annual Capacity:	120,000 units
Production Processes:	stamping, plastic injection molding, welding, painting, assembling, R&D
Size: Lot size :	690,000m2 (building size: 219,000m2)
Sales Operation:	Exclusive Dongfeng Honda 4S dealers
(approximately 90 locations as of March 2006,
approximately 140 locations by the end of 2006)

Ref.#C06-028

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

March 24, 2006 – Honda Motor Co., Ltd. today announced automobile production, domestic sales, and export results for the month of February 2006. Honda achieved a new monthly record for overseas and worldwide production for the month of February.

<Production>

Domestic auto production for the month of February declined 7.2% compared to the same month a year ago due to a decrease in production of domestic models. It is the third consecutive month, since December 2005, for a decline compared to the same month a year ago.

Overseas production in February increased 8.7% due to production increases in North America and Asia. It is the seventh consecutive month, since August 2005, for an increase over the same month a year ago.

Worldwide production in February increased 2.2% due to increased overseas production. It is the seventh consecutive month, since August 2005, for an increase over the same month a year ago. Overseas and worldwide production as well as production in North America, the U.S., Asia, and China achieved a new monthly record in February.

<Japan Domestic Sales>

Total domestic auto sales of 51,768 units for the month of February represents a 5.5% decline compared to the same month a year ago, due primarily to decreased sales in the mini vehicle category. It is the fourth consecutive month, since November 2005, for domestic sales to decline compared to the same month a year ago.

Despite increased sales of StepWGN and Airwave, new vehicle registrations (passenger car and light truck sales, not including mini vehicles) declined 1.0% compared to the same month a year ago – the third consecutive month for a decline. This was due primarily to stabilizing demand for key models such as Fit and Odyssey, which brought sales back to the same level as a year ago. Sales of mini vehicles also declined 13.8% for the month of February compared to the same month a year ago due to stabilizing demand for the Life and That’s models. It is the fourth consecutive month, since November 2005, for sales of mini vehicles to decline compared to the same month a year ago.

Fit was Honda’s best selling vehicle on sales of 8,870 units, to rank as the industry’s sixth best selling car in February among new vehicle registrations (not including mini vehicles). The Life and StepWGN ranked as Honda’s second and third best selling vehicles for the month. Life had sales of 8,799 units, the sixth best selling mini vehicle in the industry, while StepWGN had sales of 7,364 units, the 11th best selling car among new vehicle registrations (not including mini vehicles).

<Exports>

Total auto exports for the month of February totaled 46,237 units, a 4.2% decline compared to the same month a year ago, due primarily to sales declines in areas such as the Middle East and Oceania regions. It is the first time in two months, since December 2005, that exports declined from the same month a year ago.

PRODUCTION, SALES, EXPORTS (February 2006)

Production

	February		Year-to-Date Total (Jan - Feb 2006)
	Units	Vs.2/05	Units	Vs.2005
Domestic	106,333	-7.2%	207,165	-6.1%
Overseas (CBU only)	179,591	+8.7%	361,501	+9.1%

Worldwide Total	285,924	+2.2%	568,666	+3.1%

Production by Region

	February		Year-to-Date Total (Jan - Feb 2006)
	Units	Vs.2/05	Units	Vs.2005
North America	116,295	+4.2%	231,902	+5.9%
(USA only)	83,098	+8.3%	164,798	+10.0%
Europe	15,970	-1.3%	33,050	+3.0%
Asia	40,326	+25.2%	83,153	+19.5%
(China only)	21,433	+70.7%	42,471	+44.1%
Others	7,000	+36.6%	13,396	+26.5%

Overseas Total	179,591	+8.7%	361,501	+9.1%

Japan Domestic Sales

Vehicle type	February		Year-to-Date Total (Jan - Feb 2006)
	Units	Vs.2/05	Units	Vs.2005
Registrations	35,109	-1.0%	58,131	-6.0%
Mini Vehicles	16,659	-13.8%	27,114	-20.2%

Honda Brand Total	51,768	-5.5%	85,245	-11.0%

Exports from Japan

	February		Year-to-Date Total (Jan - Feb 2006)
	Units	Vs.2/05	Units	Vs.2005
North America	25,849	+1.7%	52,404	+7.8%
(USA only)	22,785	+3.3%	46,825	+7.9%
Europe	12,783	-1.5%	31,402	+17.2%
Asia	1,561	-6.9%	2,745	-24.2%
Others	6,044	-26.2%	16,303	-6.9%

Total	46,237	-4.2%	102,854	+6.6%

Honda Civic Wins International Design Award

Honda announced that the new Honda Civic for Europe has won the 51st international “red dot: best of the best” award for highest design quality. This is the second time Honda has won the top award after winning it with the Honda S2000 in 2001. The award ceremony will take place on June 26, 2006.

Honda Civic 5D

The red dot design award is one of the leading design competitions in the world, held annually by the Design Zentrum Nordrhein Westfalen, Germany. An international jury selects the products of outstanding design quality in 11 categories which are not only related to car design but to product design in general.

The all-new Civic has won the “red dot: best of the best” award in the category of “Transportation.” The jury acknowledged that its overall design “marks a revolution, “ recognizing the innovation as well as the appeal and the high quality of the Civic’s design concept.

This year, 2,068 proposals from 41 countries were entered into the competition, and the “red dot: best of the best” for highest design quality has been given to only 36 products, while 485 products received the “red dot” quality label of design.

The Civic will become part of the exhibition for more than one year at the museum of the Design Zentrum Nordrhein Westfalen. The museum displays one of the largest exhibitions of contemporary design worldwide, featuring more than 1,000 products in over 4,000 square metres. In addition, the Civic will appear in the related yearbook, which is considered a standard work in the design field and shows current trends in the industry.

The history of this competition began in 1955 when outstanding international product design was marked with a dot; its present name “red dot” was adopted in 1992, and the competition in its current style was established in 2000.

Honda Expands R&D Capabilities in America with Groundbreaking for Acura Design Center in California Acura Design Center to play critical role in creation of future products

TORRANCE, Calif, U.S.A., March 27, 2006 – Honda broke ground on a new $15 million Acura Design Center, the latest expansion of Honda’s product design and development capabilities in North America. The Acura Design Center, scheduled to open in summer 2007, will play a critical role in the development of new concepts and designs that will lead directly to future Acura products developed in North America. The facility will be located adjacent to Honda R&D America’s existing Los Angeles Center, which will continue to research and design future Honda products.

Separately, the company is opening a new advanced design studio in Pasadena that will work to advance new future design concepts, giving Honda four R&D facilities in California. “As we continue to deepen our roots in North America, Honda’s U.S. R&D operations will play an increasingly important role in meeting the needs of our customers in North America and globally,” said Hirohide Ikeno, President of Honda R&D Americas. “The creation of this new facility will lead to the development of distinctive and leading edge designs that will further strengthen the appeal of Acura products.”

Attending the ceremony was David Crane, special advisor for jobs and economic growth, Office of the Governor, State of California. “Honda’s continuing growth and investment in California speaks to the vitality of this state as a center for the creation of new products and technologies that benefit the lives of consumers here and around the globe,” said Crane. “I would like to commend Honda for their ongoing vision and commitment in making California the place where the latest trends in design are born.”

The groundbreaking ceremony was conducted on the 20th anniversary of the creation of the Acura brand. Launched on March 27, 1986, Acura was the world’s first Japanese luxury nameplate and the first Japanese luxury automaker to design, develop and manufacture its vehicles in North America, beginning with the 1997 Acura CL coupe. Today, nearly two-thirds of all Acura vehicles sold in America are researched, designed, developed and manufactured exclusively in North America, including the Acura TL sedan and Acura MDX luxury sport-utility vehicle.

“The Acura brand is stronger today than at any time in its twenty-year history,” said Dick Colliver, executive vice president of American Honda Motor Co., Inc. and the Acura Division. “The addition of the Acura Design Center will play an important role in the continuing evolution of Acura, further distinguishing Acura in the marketplace and ensuring that we continue to deliver products ahead of the times and ahead of the competition.”

Honda R&D Americas

Honda R&D Americas began its operations in California in 1975 with local market research activities and has steadily grown its capabilities over the past 30 years to include all aspects of new vehicle design and development. Recent development efforts include trend-setting products like the Acura MDX and TL sedan, Honda Ridgeline, Pilot and Element, and the all-new Civic Coupe and Civic Si.

With the addition of the Acura Design Center and the advanced design studio, the company will operate 10 major facilities in North America with more than 1,300 designers, engineers and support personnel engaged in the development of Honda and Acura passenger cars, motorcycles and power equipment products for North America and global markets. Its main centers of operation include the Los Angeles Center (Torrance, CA) responsible for market research, concept development and styling design; the Ohio Center (Raymond, OH) responsible for complete product development, testing and support of North American supplier and manufacturing operations; and two dynamic test facilities in Mojave Desert, California, and East Liberty, Ohio. Power equipment R&D is conducted at the North Carolina Center in Swepsonville, NC.